SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934


Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission only
    (as permitted by rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to ss. 240.14a-11(c) or ss. 240.14a-12

                     BALLY TOTAL FITNESS HOLDING CORPORATION
.................................................................................
                (Name of Registrant as Specified in Its Charter)

                          LIBERATION INVESTMENTS, L.P.
                           LIBERATION INVESTMENTS LTD.
.................................................................................
    (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

 1) Title of each class of securities to which transaction applies:_____________

 2) Aggregate number of securities to which transaction applies:________________

 3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): _______________________________

 4) Proposed maximum aggregate value of the transaction: __________

 5) Total fee paid: __________

[ ] Fee paid previously with preliminary material.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 1) Amount Previously Paid:___________________________________________________
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 4) Date Filed:  ______________________

                           LIBERATION INVESTMENTS L.P.
                         11766 Wilshire Blvd, Suite #870
                              Los Angeles, CA 90025

                           LIBERATION INVESTMENTS LTD.
                         11766 Wilshire Blvd, Suite #870
                              Los Angeles, CA 90025

                                                                   July __, 2004

Dear Fellow Stockholder:

            On behalf of Liberation Investments L.P., Liberation Investments Ltd. and their affiliates (collectively, "Liberation"), we are pleased to enclose our Proxy Statement and WHITE proxy card, which will enable you to support our shareholder proposals to improve corporate governance at Bally Total Fitness Holding Corporation (the "Company"). We expect that our proposals will be voted on at the 2004 Annual Meeting of Stockholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "Annual Meeting"). Liberation is the beneficial owner of 1,981,200 shares or approximately 5.81% of the common stock of the Company.

            As one of the Company's largest stockholders, we believe that fundamental changes in the Company's corporate governance, such as the removal of anti-takeover devices, are necessary and appropriate in order to maximize shareholder value. We believe that sound corporate governance practices will impose a level of management and board accountability necessary to help insure that a good performance record is established and maintained, thereby increasing shareholder value. We urge shareholders to support our call for improved corporate governance.

            The enclosed proxy statement contains important information concerning the Company's Annual Meeting - please read it carefully.

            WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY.

                                          Thank you for your support.

                                          Sincerely,

                                          LIBERATION INVESTMENTS, L.P.
                                          LIBERATION INVESTMENTS LTD.

                                          By:
                                              --------------------------------
                                              Emanuel R. Pearlman

REVISED PRELIMINARY PROXY STATEMENT DATED JULY 2, 2004;
SUBJECT TO COMPLETION

                       2004 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                     BALLY TOTAL FITNESS HOLDING CORPORATION

                     ---------------------------------------

                                 PROXY STATEMENT
                                       OF
                        LIBERATION INVESTMENTS, L.P. AND
                           LIBERATION INVESTMENTS LTD.

                     ---------------------------------------



            This Proxy Statement and the enclosed WHITE proxy card are being furnished by Liberation Investments, L.P. and Liberation Investments Ltd. (collectively "Liberation") and our affiliates, Liberation Investment Group, LLC and Emanuel R. Pearlman, the general manager, chief investment officer and majority member of Liberation Investment Group LLC, to holders of common stock, par value $.01 per share (the "Common Stock"), of Bally Total Fitness Holding Corporation, a Delaware corporation ("Bally" or the "Company"), in connection with the solicitation of proxies for use at the annual meeting of the Company's stockholders and at any and all adjournments or postponements thereof (the "Annual Meeting"). The Annual Meeting is scheduled to be held July 29, 2004 at the time and place to be announced in the Notice of Annual Meeting of Stockholders that will be sent to stockholders by the Company. As of June 7, 2004, Liberation was the beneficial owner of an aggregate of 1,981,200 shares of Common Stock, representing approximately 5.81% of the outstanding shares. According to the Company's Preliminary Proxy Statement filed on June 10, 2004, there were 33,987,114 shares of Common Stock outstanding.

            THIS SOLICITATION IS BEING MADE BY LIBERATION AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

            This Proxy Statement and the WHITE proxy card are first being mailed or furnished to stockholders of the Company on or about July [ ], 2004.

            YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE PROMPTLY. PROPERLY VOTING THE ENCLOSED WHITE PROXY CARD AUTOMATICALLY REVOKES ALL PRIOR PROXY CARDS PREVIOUSLY SIGNED BY YOU.

            DO NOT MAIL ANY PROXY CARD OTHER THAN THE ENCLOSED WHITE CARD IF YOU WISH TO VOTE FOR THE PROPOSALS LIBERATION SUPPORTS.

            EVEN IF YOU PREVIOUSLY HAVE VOTED A PROXY CARD FURNISHED TO YOU BY THE COMPANY'S BOARD, YOU HAVE THE LEGAL

RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

            HOLDERS OF RECORD OF SHARES OF COMMON STOCK AS OF JUNE 18, 2004, THE RECORD DATE FOR VOTING AT THE ANNUAL MEETING, ARE URGED TO SUBMIT A WHITE PROXY CARD EVEN IF YOUR SHARES ARE SOLD AFTER THE RECORD DATE.

            IF YOU PURCHASED SHARES OF COMMON STOCK AFTER THE RECORD DATE AND WISH TO VOTE SUCH SHARES AT THE ANNUAL MEETING, YOU SHOULD OBTAIN A WHITE PROXY CARD FROM THE SELLER OF SUCH SHARES.

            IF YOUR SHARES ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TO US IN CARE OF INNISFREE M&A INCORPORATED, THE FIRM ASSISTING US IN THE SOLICITATION OF PROXIES, IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WHITE PROXY CARD WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WHITE PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES. WE URGE YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO US IN CARE OF INNISFREE M&A INCORPORATED AT THE ADDRESS INDICATED BELOW SO THAT WE WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

            If you have any questions about executing your proxy or require assistance, please call:

                  INNISFREE M&A INCORPORATED 501
                  MADISON AVENUE - 20TH FLOOR,
                  NEW YORK, NY 10022
                  TOLL-FREE: 1-877-825-8730
                  BANKS OR BROKERS MAY CALL COLLECT AT:
                  1-212-750-5833

                        LIBERATION INVESTMENTS, L.P. AND

                           LIBERATION INVESTMENTS LTD.

            The proxies solicited hereby are being sought by Liberation Investments, L.P. and Liberation Investments Ltd. (collectively, "Liberation") and their affiliates, Liberation Investment Group, LLC and Emanuel R. Pearlman, the general manger, chief investment officer and majority member of Liberation Group, LLC. Liberation Investments, L.P. is a Delaware limited partnership, and Liberation Investments Ltd. is a private offshore investment corporation. The principal business of Liberation Investments, L.P. is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account, and the principal business of Liberation Investments Ltd. is that of a private offshore investment corporation engaging in the purchase and sale of securities for investment for its own account. The shares of Common Stock beneficially owned by Liberation and its affiliates are identified in Appendix I.

            For additional information regarding Liberation and their affiliates and the participants in this proxy solicitation, see Appendix I annexed to this Proxy Statement.

                          REASONS FOR THE SOLICITATION

            We believe that fundamental changes in the Company's corporate governance are necessary and appropriate to maximize shareholder value.

            We believe the Company's anti-takeover devices--a classified board and a stockholder rights plan (or "poison pill")--restrict shareholder rights and unduly shield management and our Board of Directors from shareholder influence. It is our opinion that the removal of the Company's stockholder rights plan and the declassification of the Company's board will impose a level of management and board accountability that is necessary to help insure that the Company establishes and maintains a strong performance record, thereby increasing shareholder value.

            In addition, we believe that one person holding both the position of Chief Executive Officer and Chairman of the Board of Directors reduces the board's effectiveness in monitoring the Company's performance. In our opinion, separating these two positions will improve the Board of Directors' oversight of management's efforts to increase shareholder value.

            We also believe that the removal of the Company's stockholder rights plan and the declassification of the Company's board could lead to third party interest in an acquisition of the Company. We believe that there is a significant potential for increased stockholder value and that a possible sale of the company's business, merger, sale of assets, consolidation, reorganization or other business combination or a recapitalization or refinancing would significantly increase value for the Company's stockholders. A sale of the Company would potentially provide stockholders with an opportunity to maximize the value of their investment if such sale were to be at a premium over the stock's current trading price. We are not aware of any current offers relating to the sale of all or a part of the Company. There can be no assurance that a buyer will emerge with an offer that the Board will find acceptable.

            Although Liberation strongly believes that adoption of the proposals contained herein will serve to maximize shareholder value, Liberation gives no assurances that the adoption of any or all of the proposals contained herein will produce the anticipated increase in shareholder value.

            We urge shareholders to support our call for improved corporate governance by voting in the following manner:

      1. to WITHHOLD AUTHORITY for each of the Company's nominees for election to the Board of Directors

      2. FOR our proposal recommending the removal of the Company's Stockholder Rights Plan;

      3.    FOR our proposal recommending the declassification of the Board;

      4. FOR our proposal recommending the separation of the office of the Chief Executive Officer and the Chairman of the Board; and

      5. to ABSTAIN with respect to the stockholder proposal by Amalgamated Bank LongView SmallCap 600 Index Fund regarding declassification of the Board.

PROPOSAL 1. ELECTION OF DIRECTORS
---------------------------------

            At the Annual Meeting, assuming a quorum is present, two Class II Directors are to be re-elected to serve for three-year terms expiring in 2007, or until their successors have been duly elected or qualified. We expect that the Board of Directors will nominate James F. McAnally and John W. Rogers, Jr. for re-election.

            Liberation is soliciting proxies to withhold authority for each of the Company's two nominees to the Board of Directors. By voting to withhold authority on the election of the Company's director nominees, shareholders can send management a strong message that they support our proposals for improved shareholder rights and increased management and Board accountability, as well as our goal of maximizing shareholder value.

            According to management's proxy statement, the affirmative vote of the holders of a majority of the shares represented in person or by proxy at the meeting and entitled to vote in the election of directors is required for the election of directors. Accordingly, votes withheld with respect to the election of one or more directors will have the effect of a negative vote with respect to the election of directors, although such votes will be counted for purposes of determining whether there is a quorum.

LIBERATION RECOMMENDS THAT YOU WITHHOLD AUTHORITY TO VOTE FOR EACH OF THE COMPANY'S NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS.

PROPOSAL 2. REMOVAL OF THE COMPANY'S STOCKHOLDER RIGHTS PLAN.
-------------------------------------------------------------

            We propose that stockholders approve and adopt the following resolution:

                  RESOLVED, that the stockholders of the Company request that the Board of Directors redeem the Company's stockholder rights plan and the rights issued thereunder and not adopt any new stockholder rights plan unless the holders of a majority of the outstanding shares approve the plan and the issuance of the rights thereunder at a meeting of the stockholders.

            Reasons for the Proposal. In 1996, the Board of Directors of the Company adopted a Stockholder Rights Plan (or poison pill). The adoption of the poison pill was not approved by the Company's stockholders. Although stockholder approval is not required for the adoption of a poison pill, we believe that as a matter of good corporate governance, the Company should seek stockholder approval for the adoption of a poison pill. We believe this plan reduces the rights of shareholders because poison pills operate to shift voting rights away from shareholders to management on matters pertaining to the sale of the corporation. They give a target's board of directors the power to veto any proposed business combination, no matter how beneficial it might be for the shareholders and regardless of the level of stockholder support. We believe shareholders, not management, should approve the adoption of any poison pill.

            The Council of Institutional Investors, an organization of large corporate, union, public pension plans calls for shareholder approval of all poison pills in its Shareholder Bill of Rights. Institutional Shareholder Services (ISS), a leading corporate governance advisor, noted in 2003 that "since investors suffer a diminution of power as a result of the adoption of anti-takeover proposals, only shareholders should have the right to give this power away."

            Proponents of poison pills, including the Company's present Board and management, have asserted that they enable a board of directors to respond in an orderly fashion to unsolicited takeover bids by providing sufficient time to carefully evaluate the fairness of such a bid. In our view, the effect of a poison pill is to insulate management from a change of control by providing the Board of Directors, which, in the case of the Company, includes one member of management, with a veto over takeover bids. As a result, the Company's poison pill could deter a takeover bid that, while in the stockholders' best interest would not leave the current directors in control of the Company and current management employed by the Company. We believe stockholders should not be deprived of their rights to decide what is in their own best interests.

            In addition to the Company's shareholder rights plan, the Company's certificate of incorporation and by-laws contain a number of anti-takeover measures, including the following:

            (i) the Company's by-laws and certain provisions of the Company's certificate of incorporation may only be amended by the affirmative vote of 75% of the Company's stockholders;

            (ii) directors may only be removed for cause and only by the affirmative vote of 75% of the Company's stockholders;

            (iii) special meetings of stockholders may only be called by the majority of the Board or the Chairman or President;

            (iv) stockholders are not permitted to act by written consent; and

            (v) business combinations with any interested stockholders are required to be approved by a vote of not less than 75% of the Company's stockholders and not less than a majority of the Company's stockholders excluding the shares held by any such interested stockholder.

            Although we are not asking the Company to remove all of the anti-takeover measures listed above, we believe that the poison pill represents the greatest infringement on the Company's stockholders' right to determine what is in their best interests. Therefore, to ensure that management respects the rights of shareholders to participate in the decisions that govern their own rights as shareholders, we urge the Board to redeem the Stockholder Rights Plan currently in place and to require that shareholders approve any new stockholder rights plan.

            LIBERATION RECOMMENDS THAT YOU VOTE "FOR" ITS PROPOSAL TO REMOVE OF THE COMPANY'S STOCKHOLDER RIGHTS PLAN.

PROPOSAL 3. DECLASSIFICATION OF THE BOARD.
------------------------------------------

            We propose that stockholders approve and adopt the following resolution:

                  RESOLVED, that the stockholders request the Board of Directors to take the steps necessary to declassify the Board of Directors so that all directors are elected annually and that the Company's certificate of incorporation and by-laws be amended accordingly.

            Reasons for the Proposal. Currently, the Company's certificate of incorporation provides for a classified or staggered Board of Directors. The directors are divided into three classes, with only one class of directors elected by stockholders at each annual meeting to serve for a three-year term. A stockholder vote will be required to amend the Company's certificate of incorporation to declassify the Board.

            We believe that Bally's classified board structure is not in the best interests of stockholders because it reduces the accountability of the Board and, in our view, is an unnecessary takeover defense. The stockholders of the Company deserve the opportunity to vote on the election of each director annually, not just once every three years.

            Proponents of classified boards argue that they increase continuity and stability in a board's composition and in the policies formulated by the board. They also believe a classified board discourages hostile takeover tactics by making it difficult for potential acquirers to obtain control of a company's board quickly through a proxy contest. We believe that a classified board falsely creates the image of continuity and stability by limiting shareholders' right to change the full board when they deem it necessary. With a declassified Board, we believe that only the Board's sound business judgment and a strong and successful track record can truly promote continuity and stability. While declassifying the Board might enable a party to potentially acquire control of the Board through a single election of directors, we believe that any concerns arising therefrom are outweighed by the benefits gained from electing all directors to the Board annually. Since the Company's Board has the responsibility, among other things, of overseeing management of the Company, it is important that the stockholders have the ability effectively to participate in the selection of directors by registering annually their approval or disapproval of the job that the directors are doing.

            If you believe, as we do, that the Company should declassify its Board of Directors and require that directors be elected annually as soon as possible, then we urge you to support our proposal to declassify the board.

            LIBERATION RECOMMENDS THAT YOU VOTE "FOR" ITS PROPOSAL TO DECLASSIFY OF THE BOARD.

PROPOSAL 4. SEPARATION OF THE OFFICE OF THE CHIEF EXECUTIVE OFFICER AND THE
---------------------------------------------------------------------------
CHAIRMAN OF THE BOARD.
----------------------

            We propose that stockholders approve and adopt the following resolution:

                  RESOLVED, that the stockholders of the Company urge the Board of Directors to take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations of the Company, an independent director shall serve as the Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer.

            Reasons for the Proposal. The Company's Board of Directors consists of seven directors, with one individual serving as both the Chairman and the Board and as the Chief Executive Officer ("CEO") of the Company.

            We believe that to be effective a board of directors must be led by a Chairman who is independent of management and that splitting the positions of Chairman and CEO will strengthen and improve corporate governance at the Company.

            In our view, the positions of Chairman and CEO are distinct jobs with different responsibilities. We believe the primary purpose of a board of directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. We are concerned that if the same person leads both the Board and management an unavoidable conflict of interest is present, which adversely affects the Board's ability to effectively oversee management.

            In January 2003, The Conference Board, an influential business advisory group, as part of its corporate governance recommendations noted that each board of directors should establish a structure that provides an appropriate balance between the powers of the CEO and those of the independent directors, enables it to carry out its oversight function, and gives the independent directors the powers they require to perform their oversight roles. In furtherance of these principles, The Conference Board urged "companies to carefully consider separating the offices of Chairman of the Board and CEO." The Conference Board noted that "the responsibilities of leading the board and of managing the company are distinct. The CEO is the highest-ranking member of the management team. As such, he or she is accountable for the corporation's management and performance."

            Certain proponents have stated that it is in the Company's best interest to have one person serve as both Chairman of the Board and CEO because it allows that individual to act as a link between the Board and the Company's management. Under certain circumstances, where the individual who has been serving as both Chairman and CEO has had a proven and successful track record leading the Company, it may in fact be beneficial to have that individual continue with the dual role of Chairman and CEO. However, we do not believe that these arguments outweigh the benefits of improving the independence of Bally's leadership and its corporate governance by separating the position of Chairman and CEO going forward.

            LIBERATION RECOMMENDS THAT YOU VOTE "FOR" ITS PROPOSAL TO SEPARATE THE OFFICE OF THE CHIEF EXECUTIVE OFFICER AND THE CHAIRMAN OF THE BOARD.

PROPOSAL 5. AMALGAMATED'S SHAREHOLDER PROPOSAL FOR DECLASSIFICATION OF THE
--------------------------------------------------------------------------
BOARD.
------

            Amalgamated Bank LongView SmallCap 600 Index Fund ("Amalgamated") has submitted a shareholder proposal regarding declassification of the Company's Board, which is included in management's proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Amalgamated's proposal also requests the Board of Directors of the Company to take the steps necessary to declassify the Company's board.

            WE URGE SHAREHOLDERS TO ABSTAIN WITH RESPECT TO AMALGAMATED'S PROPOSAL.

            We believe that our proposal regarding board declassification, while addressing the same goal as Amalgamated's proposal, sends a stronger more urgent message to the Company. Unlike Amalgamated's proposal, our proposal provides that all directors would be elected annually as soon as stockholders are presented with the opportunity to and vote to approve an amendment to the Company's certificate of incorporation to declassify the Board. Amalgamated's proposed resolution states that the unexpired terms of directors previously elected would not be affected, thereby not permitting shareholders to vote on the full Board until 2007. In addition, we believe that because Liberation's proposal to declassify the Board calls for all directors to be elected annually as soon as possible, without providing for current directors to continue their unexpired terms, the Board will be more fully accountable to shareholders sooner than they would under the Amalgamated proposal. Therefore, we believe that the current Board will be under increased pressure to take measures to maximize shareholder value.

            To send the strongest message possible that you support declassification of the Company's Board of Directors and to require that directors be elected annually as soon as possible, we urge you to vote FOR our proposal to declassify the board and to ABSTAIN from voting on Amalgamated's proposal.

            YOUR VOTE IS IMPORTANT. SIGN, DATE AND MAIL PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE ENCLOSED ENVELOPE.


OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

            The Company will send to you management's proxy statement discussing, among other things, the election of directors, Amalgamated's proposal (discussed above) and any other matter that may properly come before the Annual Meeting. With the exception of the election of directors, Amalgamated's proposal and the proposals contained herein, Liberation is not aware at the present time of any other matters which are scheduled to be voted upon by stockholders at the Annual Meeting.

            As stated under Proposal 1, above, we are soliciting your proxy to WITHHOLD AUTHORITY for each of the Company's nominees for election to the Board of Directors. See the management's proxy statement for information on its nominees. You may mark the enclosed WHITE Proxy Card for one or both nominees, or you may WITHHOLD AUTHORITY to vote for one or both nominees, and we will vote your proxy accordingly. If a nominee declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election, the proxies will be voted as an abstention vote.

            Liberation has omitted from this proxy statement certain disclosure that will be included in management's proxy statement. This disclosure includes, among other things, biographical information on Bally's nominees, directors and executive officers, information concerning executive compensation, an analysis of cumulative total returns on an investment in Bally shares during the past five years, information on audit services and fees of the Company's auditors and procedures for nominating directors for election to the Company's Board and submitting proposals for inclusion in Company's proxy statement at the next annual meeting. Accordingly, reference is made to management's proxy statement for such information and stockholders should refer to the management's proxy statement in order to review this disclosure.

            An annual report to stockholders covering Bally's fiscal year ended December 31, 2003, including financial statements, is required to be furnished to stockholders by the Company. Such annual report does not form any part of the material for the solicitation of proxies by Liberation.

            Liberation does not make any representation as to the accuracy or completeness of the information contained in the Annual Report and management's proxy statement.

                           VOTING AND PROXY PROCEDURE

PROXY INFORMATION

            The enclosed WHITE Proxy Card may be executed only by holders of record at the close of business on June 18, 2004 (the "Record Date").

            The shares of Common Stock represented by each WHITE Proxy that is properly executed and returned to Liberation will be voted at the Annual Meeting in accordance with the instructions marked thereon but if no instructions are marked thereon, the proxy will be voted to WITHHOLD AUTHORITY to vote for the Company's nominees; FOR the removal of the Company's Stockholder Rights Plan; FOR Liberation's proposal for declassification of the Board; FOR the separation of the office of the Chief Executive Officer and the Chairman of the Board; and to ABSTAIN with respect to Amalgamated's proposal to declassify the Board and, where Liberation has discretionary authority, as described below, in the discretion of the proxies, on whatever other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

            If any other matter properly comes before the Annual Meeting that we do not become aware of a reasonable time before the Annual Meeting, the persons named as proxies on the enclosed WHITE Proxy Card will have discretionary authority to vote all shares covered by such proxies in accordance with their discretion with respect to such matter. However, if Liberation becomes aware a reasonable time in advance of the Annual Meeting that a matter will be presented for a stockholder vote at the Annual Meeting that is not included on the enclosed WHITE proxy card, Liberation will not have discretionary authority to vote on such matters and intends either to refrain from voting on any such matter or to revise the WHITE proxy card in order to include any such additional matter thereon. If a stockholder wishes to specify the manner in which his or her shares are to be voted on any such additional matters, and Liberation was made aware of such matters a reasonable time in advance of the Annual Meeting, the stockholder will have the opportunity to vote on the revised WHITE proxy card. Bally also will furnish stockholders with additional proxy materials describing any such additional matter. Submission of any properly executed proxy card will revoke all prior proxy cards.

            In executing the enclosed WHITE Proxy Card, stockholders may vote for, against or abstain from voting on any the proposals contained herein, by indicating such in the appropriate space on the enclosed WHITE Proxy Card.

            If you hold your shares in one or more brokerage firms, banks or nominees, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions to vote the WHITE Proxy.

PROXY REVOCATION

            Whether or not you plan to attend the Annual Meeting, Liberation urges you to vote in accordance with their recommendations contained herein by signing, dating and returning the WHITE Proxy Card in the enclosed envelope. You can do this even if you have already sent a different proxy card solicited by the Bally Board. It is the later-dated proxy that is effective, and as such revokes all previously executed proxies.

            Execution of a WHITE Proxy Card does not affect your right to attend the Annual Meeting and to vote in person. Any stockholder granting a proxy (including a proxy given to the Company) may revoke it at any time before it is voted by (a) submitting a new, duly executed proxy bearing a later date, (b) attending and voting at the Annual Meeting in person, or (c) at any time before a previously executed proxy is voted, giving written notice of revocation to either Liberation, c/o Innisfree M&A Incorporated, or the Company. Merely attending the Annual Meeting will not revoke any previous proxy which has been duly executed by you. The WHITE Proxy Card furnished to you by Liberation, if properly executed and delivered, will revoke all prior proxies.

            IF YOU PREVIOUSLY EXECUTED AND RETURNED A PROXY CARD TO THE COMPANY, LIBERATION URGES YOU TO REVOKE IT BY SIGNING, DATING AND MAILING THE WHITE PROXY CARD IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED FOR MAILING WITHIN THE UNITED STATES.

QUORUM AND VOTING

            Management's proxy statement is required to provide information about the number of shares of Bally Total Fitness Holding Corporation stock outstanding and entitled to vote, the number of record holders thereof and the record date for the Annual Meeting, and reference is made thereto for such information. Only stockholders of record at the close of business on the record date are entitled to notice of and to vote on matters that come before the Annual Meeting.

            The presence in person or by proxy of the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Assuming a quorum is present, according to management's proxy statement, a majority of the shares of Common Stock represented at the meeting and entitled vote is required to elect the directors and to approve the proposals relating to: (1) removal of the Company's Stockholder Rights Plan; (2) declassification of the Board; and
(3) separation of the office of the Chief Executive Officer and the Chairman of the Board.

            Pursuant to the Bylaws of the Company and Delaware law, each stockholder voting for the proposals is entitled to one vote for each share owned by such stockholder as of the record date. According to the proxy statement sent by Bally to stockholders in connection with the July 31, 2003 Annual Meeting of Bally stockholders, any abstentions, broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

                       CERTAIN STOCKHOLDERS OF THE COMPANY

            The following table sets forth, as of June 7, 2004, the number and percent of outstanding shares of Common Stock beneficially owned by Liberation:

      NAME AND ADDRESS           NUMBER OF SHARES        PERCENTAGE OF SHARES
    OF BENEFICIAL OWNER         BENEFICIALLY OWNED       BENEFICIALLY OWNED(1)
---------------------------- ------------------------ --------------------------

Liberation Investments L.P.         1,271,754                         3.73
11766 Wilshire Blvd
Suite #870
Los Angeles, CA 90025

Liberation Investments Ltd.         674,446                          1.98%
11766 Wilshire Blvd
Suite #870
Los Angeles, CA 90025

Liberation Investments              1,946,200                        5.71%
Group LLC 11766 Wilshire
Blvd
Suite #870
Los Angeles, CA 90025

Emanuel R. Pearlman                 1,981,200                        5.81%
11766 Wilshire Blvd
Suite #870
Los Angeles, CA 90025

      NAME AND ADDRESS           NUMBER OF SHARES        PERCENTAGE OF SHARES
    OF BENEFICIAL OWNER         BENEFICIALLY OWNED       BENEFICIALLY OWNED(1)
---------------------------- ------------------------ --------------------------

All above parties as a group        1,981,200                        5.81%

-----------

(1) Based on 33,987,114 shares outstanding as of June 10, 2004, as reported in the Company's Preliminary Proxy Statement filed with the Securities and Exchange Commission on June 10, 2004.

(2) Liberation Investments Group LLC, a general partner of and discretionary investment adviser to Liberation Investments L.P. and Liberation Investments Ltd., may be deemed to indirectly beneficially own 1,946,200 shares (5.71%) of the common stock of the Corporation.

(3) Mr. Pearlman is the General Manager, Chief Investment Officer and majority member of Liberation Investments Group LLC, and as such may be deemed to indirectly beneficially own 1,946,200 shares of the common stock of the Corporation. In addition, Mr. Pearlman is the direct beneficial owner of 35,000 shares of Common Stock issued pursuant to a Restricted Stock Agreement, dated September 20, 2001, as amended. In total, Mr. Pearlman may be deemed to own 1,981,200 (5.81%) of the common stock of the Corporation.

            Management's proxy statement is expected to set forth information as to the number and percentage of outstanding shares beneficially owned by (i) each person known by Bally to own more than 5% of the outstanding Common Stock,
(ii) each director of Bally, (iii) the Chief Executive Officer and the four most highly compensated executive officers of Bally, and (iv) all executive officers and directors of Bally as a group, and reference is made thereto for such information.

                          PROXY SOLICITATION; EXPENSES

            Liberation will bear the entire expense of preparing, assembling, printing and mailing this Proxy Statement and the WHITE Proxy Card and the cost of soliciting proxies.

            The total cost of this proxy solicitation (including fees of attorneys, accountants, public relations advisers, solicitors and advertising and printing expenses) is estimated to be approximately $_____. Through June __, 2004, Liberation has incurred approximately $_____ of expenses in connection with this proxy solicitation. To the extent legally permissible, Liberation will seek reimbursement from the Company for the costs of this solicitation. Liberation does not currently intend to submit approval of such reimbursement to a vote of stockholders of the Company at a subsequent meeting unless required by law.

            In addition to this initial solicitation by mail, proxy solicitations may be made by Liberation and Mr. Pearlman, the General Manager of Liberation Investment Group LLC, the general partner and investment advisor to Liberation, and Ms. Nicole A. Jacoby, a consultant to Liberation Investment Group LLC, without additional compensation, except for reimbursement of reasonable out-of-pocket expenses. Solicitations may be made by telephone, facsimile, hand delivery messenger, and personal solicitors. Liberation will pay to banks, brokers and other fiduciaries their reasonable charges and expenses incurred in forwarding proxy materials to their principals and in obtaining authorization for execution of proxies.

            Liberation has retained Innisfree M&A Incorporated to assist in the solicitation of proxies. Liberation will pay Innisfree M&A Incorporated a fee of not less than $____ and not more than $____. Liberation has also agreed to reimburse Innisfree M&A Incorporated for its reasonable out-of-pocket expenses, which are currently estimated to be approximately $_____. Innisfree M&A Incorporated will solicit proxies from individuals, brokers, banks, nominees and other institutional holders. Approximately 40 persons will be utilized by Innisfree M&A Incorporated in its solicitation efforts, which may be made by telephone, telegram or in person.

                             ADDITIONAL INFORMATION

            Liberation has filed with the SEC a Statement on Schedule 13D and various amendments thereto, which contain information in addition to that furnished herein. This Schedule 13D and any amendments thereto may be inspected at, and copies may be obtained at the website maintained by the SEC at www.sec.gov and from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C., 20549.

                                       LIBERATION INVESTMENTS, L.P.
                                       LIBERATION INVESTMENTS LTD.

July [   ], 2004




        IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE, PLEASE CALL:

                  INNISFREE M&A INCORPORATED 501
                  MADISON AVENUE - 20TH FLOOR, NEW
                  YORK, NY 10022
                  TOLL-FREE: 1-877-825-8730
                  BANKS OR BROKERS MAY CALL COLLECT AT:
                  1-212-750-5833

                                                                      APPENDIX I

               CERTAIN INFORMATION REGARDING THE PARTICIPANTS

IDENTITY AND BACKGROUND OF THE PARTICIPANTS

            Liberation Investments, L.P., is a Delaware limited partnership. Liberation Investments Ltd. is a private offshore investment corporation. Liberation Investment Group LLC is a Delaware limited liability company and the general partner of Liberation Investments, L.P. and discretionary investment adviser to Liberation Investments Ltd. Emanuel R. Pearlman is the General Manager, Chief Investment Officer and majority member of Liberation Investment Group LLC. Nicole A. Jacoby is a consultant to Liberation Investment Group LLC. The entities and persons identified in this paragraph are participants in the solicitation.

            The business address of Liberation Investment Group LLC is 11766 Wilshire Blvd, Suite #870, Los Angeles, CA 90025.

            The business address of Emanuel R. Pearlman is 11766 Wilshire Blvd, Suite #870, Los Angeles, CA 90025.

            The business address of Nicole A. Jacoby is c/o Liberation Investment Group LLC, 11766 Wilshire Blvd, Suite #870, Los Angeles, CA 90025.

            Liberation Investments, L.P. is the record owner of 100 shares of the Company's common stock. Liberation Investments Ltd. is the record owner of 100 shares of the Company's common stock. Emanuel Pearlman is the record owner of 35,000 shares of the Company's common stock. None of the other participants is the record owner of any shares of the Company's common stock.

SHARES OF COMMON STOCK OF BALLY BOUGHT OR SOLD BY LIBERATION INVESTMENTS L.P. IN THE LAST TWO YEARS:

         ---------------------------------------------------------
                                AMOUNT
               DATE          BOUGHT (SOLD)      PRICE PER SHARE
         ---------------------------------------------------------
              4/29/04            57,950             4.1988
         ---------------------------------------------------------
              4/30/04            44,505             4.2249
         ---------------------------------------------------------
              4/30/04            24,150             4.2180
         ---------------------------------------------------------
              4/30/04            69,000             4.1900
         ---------------------------------------------------------
              5/03/04            34,500             4.2500
         ---------------------------------------------------------
              5/03/04            16,284             4.2625
         ---------------------------------------------------------
              5/04/04            25,600             4.1783
         ---------------------------------------------------------
              5/05/04            26,000             4.1700
         ---------------------------------------------------------
              5/05/04            16,380             4.1249
         ---------------------------------------------------------

         ---------------------------------------------------------
              5/06/04            32,500             4.0951
         ---------------------------------------------------------
              5/06/04            2,860              4.1200
         ---------------------------------------------------------
              5/07/04            10,595             4.0456
         ---------------------------------------------------------
              5/07/04           142,220             4.0529
         ---------------------------------------------------------
              5/10/04            22,750             3.7403
         ---------------------------------------------------------
              5/10/04            8,450              3.7726
         ---------------------------------------------------------
              5/10/04            25,480             3.7634
         ---------------------------------------------------------
              5/13/04            20,150             3.8734
         ---------------------------------------------------------
              5/13/04            45,500             3.9045
         ---------------------------------------------------------
              5/14/04            32,500             3.9091
         ---------------------------------------------------------
              5/17/04            61,750             3.8628
         ---------------------------------------------------------
              5/18/04            65,000             3.7931
         ---------------------------------------------------------
              5/19/04            35,100             3.8895
         ---------------------------------------------------------
              5/19/04            32,500             3.8790
         ---------------------------------------------------------
              5/19/04            5,330              3.8500
         ---------------------------------------------------------
              5/20/04            99,450             3.7504
         ---------------------------------------------------------
              5/21/04            84,500             3.7227
         ---------------------------------------------------------
              6/01/04            39,000             4.3200
         ---------------------------------------------------------
              6/04/04           100,750             4.3729
         ---------------------------------------------------------
              6/07/04            91,000             4.6128
         ---------------------------------------------------------

SHARES OF COMMON STOCK OF BALLY BOUGHT OR SOLD BY LIBERATION INVESTMENTS LTD. IN THE LAST TWO YEARS:

            ---------------------------------------------------------
                  DATE              AMOUNT         PRICE PER SHARE
                                 BOUGHT (SOLD)
            ---------------------------------------------------------
                 4/29/04            37,050             4.1988
            ---------------------------------------------------------
                 4/30/04            19,995             4.2249
            ---------------------------------------------------------
                 4/30/04            10,850             4.2180
            ---------------------------------------------------------
                 4/30/04            31,000             4.1900
            ---------------------------------------------------------
                 5/03/04            15,500             4.2500
            ---------------------------------------------------------
                 5/03/04            7,316              4.2625
            ---------------------------------------------------------
                 5/04/04            14,400             4.1783
            ---------------------------------------------------------
                 5/05/04            14,000             4.1700
            ---------------------------------------------------------
                 5/05/04            8,820              4.1249
            ---------------------------------------------------------
                 5/06/04            17,500             4.0951
            ---------------------------------------------------------
                 5/06/04            1,540              4.1200
            ---------------------------------------------------------
                 5/07/04            5,705              4.0456
            ---------------------------------------------------------
                 5/07/04            76,580             4.0529
            ---------------------------------------------------------
                 5/10/04            12,250             3.7403
            ---------------------------------------------------------
                 5/10/04            4,550              3.7726
            ---------------------------------------------------------
                 5/10/04            13,720             3.7634
            ---------------------------------------------------------
                 5/13/04            10,850             3.8734
            ---------------------------------------------------------
                 5/13/04            24,500             3.9045
            ---------------------------------------------------------
                 5/14/04            17,500             3.9091
            ---------------------------------------------------------
                 5/17/04            33,250             3.8628
            ---------------------------------------------------------
                 5/18/04            35,000             3.7931
            ---------------------------------------------------------
                 5/19/04            18,900             3.8895
            ---------------------------------------------------------
                 5/19/04            17,500             3.8790
            ---------------------------------------------------------
                 5/19/04            2,870              3.8500
            ---------------------------------------------------------
                 5/20/04            53,550             3.7504
            ---------------------------------------------------------
                 5/21/04            45,500             3.7227
            ---------------------------------------------------------
                 6/01/04            21,000             4.3200
            ---------------------------------------------------------
                 6/04/04            54,250             4.3729
            ---------------------------------------------------------
                 6/07/04            49,000             4.6128
            ---------------------------------------------------------

                                    * * *

            Except as set forth in this Proxy Statement (including the Schedules and Appendices hereto), none of Liberation Investments, L.P., Liberation Investments Ltd., Liberation Investment Group LLC, Mr. Pearlman, Ms. Jacoby nor any of their respective affiliates or associates, directly or indirectly:

      o beneficially owns any shares of Common Stock of the Company or any securities of any parent or subsidiary of the Company;

      o has had any relationship with the Company in any capacity other than as a stockholder;

      o has been a party to any transaction, or series of similar transactions, since January 1, 2003, nor is any currently proposed transaction known to any of them, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates or associates had, or will have, a direct or indirect material interest;

      o has entered into any agreement or understanding with any person respecting any future employment by the Company or its affiliates or any future transactions to which the Company or any of its affiliates will or may be a party;

      o has a contract, arrangement or understanding within the past year with any person with respect to the Company's securities;

      o has any agreement, arrangement or understanding with any person with respect to any future employment with the Company or any of its affiliates or with respect to any future transactions to which Company or any of its affiliates may be a party, or

      o is a party adverse to Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries in any material legal proceeding.

            In the past, Mr. Pearlman has acted as an advisor to Bally with respect to various financing and acquisition activities and has received customary fees and compensation for such services. During 2003, the Company paid Gemini Partners II L.P., an affiliated company of Mr. Pearlman, $206,056.19 in consulting and advisory fees. Currently, Mr. Pearlman is not providing any consulting or advisory services to the Company.

            On June 19, 2003, Mr. Pearlman and the Company entered into an agreement pursuant to which Mr. Pearlman was retained to provide advisory services to the Company with respect to various financing activities. In consideration of such services, Mr. Pearlman was paid $70,000 in cash (which is included in the $206,056.19 amount described above) and was entitled to retain certain restricted stock previously issued to him without the risk of forfeiture due to the termination his services. Mr. Pearlman and the Company executed an Amendment to Restricted Stock Award Agreement, effective July 30, 2003. The purpose of the amendment was to amend the terms of a restricted stock award, pursuant to which Mr. Pearlman was granted 35,000 shares of restricted stock, to provide that the restricted stock would not be forfeited upon termination of Mr. Pearlman's employment.

                              [FORM OF PROXY CARD]

PROXY CARD


             THIS PROXY IS SOLICITED BY LIBERATION INVESTMENTS, L.P.
                    AND LIBERATION INVESTMENTS LTD. (TOGETHER
             "LIBERATION") IN OPPOSITION TO THE BOARD OF DIRECTORS
                   OF BALLY TOTAL FITNESS HOLDING CORPORATION

      The undersigned hereby appoints Emanuel R. Pearlman and Nicole A. Jacoby, and each of them, the proxy or proxies of the undersigned, with full power of substitution, to vote all shares of Common Stock, par value $.01 per share, of (the "Company") which the undersigned would be entitled to vote if personally present at the Annual Meeting of the Stockholders of the Company to be held on July 29, 2004, and at any and all adjournments or postponements thereof (the "Annual Meeting"). The undersigned hereby revokes any previous proxies with respect to any and all matters to be voted upon at the Annual Meeting.


1.    Election of Directors (check one box only)

  [ ] WITHHOLD AUTHORITY                    [ ] FOR all nominees
      to vote for both nominees                 listed below:
      listed below:

      James F. McAnally                         John W. Rogers, Jr.

  [ ] FOR the nominees listed above, except WITHHOLD AUTHORITY to vote for the following nominee:

________________________________________________________________________________
(To withhold authority to vote for any individual nominee, check the "FOR" box above and then write that nominee's name on the line provided above.)



                                              FOR      AGAINST   ABSTAIN

2.    Liberation's Proposal for               [ ]      [ ]       [ ]
      Removal of the Company's
      Stockholder Rights Plan


3.    Liberation's Proposal for               [ ]      [ ]       [ ]
      Declassification of the Board

4.    Liberation's Proposal for               [ ]      [ ]       [ ]
      Separation of the office of the Chief
      Executive Officer and the Chairman of
      the Board

5.    Amalgamated's Proposal for              [ ]      [ ]        [ ]
      Declassification of the Board


6. In their discretion, with respect to any other matters as may properly come before the Annual Meeting.

[REVERSE]   THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS
            INDICATED, IT WILL BE VOTED TO WITHHOLD AUTHORITY FOR THE NOMINEES
            IN ITEM 1 AND FOR THE PROPOSALS IN ITEMS 2, 3 AND 4 AND TO ABSTAIN
            FROM VOTING FOR THE PROPOSAL IN ITEM 5 ON THE REVERSE SIDE OF THIS
            PROXY, AND ON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL
            MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

            LIBERATION RECOMMENDS THAT YOU VOTE TO WITHHOLD AUTHORITY FOR THE NOMINEES IN ITEM 1 AND FOR THE PROPOSALS IN ITEMS 2, 3 AND 4 AND TO ABSTAIN FROM VOTING FOR THE PROPOSAL IN ITEM 5 ON THE REVERSE SIDE OF THIS PROXY. TO VOTE IN ACCORDANCE WITH LIBERATION'S RECOMMENDATION, JUST SIGN THIS PROXY; NO BOXES NEED TO BE CHECKED.

            The undersigned hereby acknowledges receipt of the Proxy Statement of Liberation Investments, L.P. and Liberation
            Investments Ltd. dated June [   ], 2004.


                                       DATED:___________________________, 2004


                                       Signature:_____________________________


                                       Signature, if held jointly:

                                       _______________________________________


                                       Title or Authority:

                                       _______________________________________

                                       Joint owners should each sign personally.
                                       If signing as attorney, executor,
                                       administrator, trustee or guardian,
                                       please include your full title. If a
                                       corporation, please sign in corporate
                                       name by authorized officer. If a
                                       partnership, please sign in partnership
                                       name by authorized person. This proxy
                                       votes all shares held in all capacities.